                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                        For the month of February, 2000


                        COMMISSION FILE NUMBER: 1-7239










                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices
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                                      -2-


                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


      1.  One company announcement made on February 14, 2000.






                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                      KOMATSU LTD.
                                                ------------------------
                                                      (Registrant)





Date:  February 17, 2000                        By: /s/Masaru Fukase
                                                   ---------------------
                                                   Masaru Fukase
                                                   Senior Executive
                                                   Officer


News Release

                                                             February 14th, 2000

                                                      Komatsu Forklift Co., Ltd.
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                                                           General Affairs Dept.
                                                          Phone: +81-3-3224-6522

                                                                    Komatsu Ltd.
                                            Public Relations & Advertising Dept.
                                                          Phone: +81-3-5561-2616

                      KOMATSU AND KOMATSU FORKLIFT AGREE
               TO COOPERATION IN LIFT TRUCK BUSINESS WITH LINDE

         Komatsu Ltd. and Komatsu Forklift Co., Ltd. have reached a mutual understanding with Linde AG of Germany on the outline of their intent to cultivate a cooperative global relationship in the field of manufacture and sales of lift trucks and related products. The parties will proceed to the discussion of details with a view to concluding a definitive agreement during the next months.

         In addressing the age of global competition, the Komatsu Group has been striving to strengthen the bases for its operations. As part of the effort, and on the basis of their close relationship, Komatsu and Komatsu Forklift will jointly endeavor to improve the competitiveness of the Group's lift truck business and will establish cooperative relations with the Linde Group, the world's largest lift truck manufacturer. In connection with this cooperation Komatsu Forklift will acquire 10% of Fiat-OM's (a Linde subsidiary) shares while Linde will acquire 10% of Komatsu Forklift's shares.

         It is the intention of the parties that the Komatsu Forklift shares to be acquired by Linde will be made available through allotment of new shares, although the details, such as the number of new shares to be issued, the issue price and the date of payment, are targeted to be determined around the end of March. Part of the proceeds from the capital increase will be used as capital investment in Fiat-OM, with the balance to be used as a fund for implementing various measures aimed at reinforcement of the operations.

         In the case that the earlier-mentioned capital increase takes place, Komatsu plans to underwrite part of such a capital increase and raise its shareholding ratio in Komatsu Forklift from the current 39.2% to a little over 45%, with a view to converting the status of Komatsu Forklift in the future to a company accounted for on a consolidated basis.

         Komatsu Forklift enjoys a solid operating base in Japan while the Linde Group maintains a strong position in Europe. Thus, Komatsu Forklift in Japan and Fiat-OM in Italy are expected to function as the cores for the parties' mutual supply of products. It is envisaged that Komatsu Forklift will distribute Linde's lift trucks, in addition to its own, through its strong domestic sales network in Japan while Fiat-OM will begin local production of Komatsu Forklift's engine-driven lift trucks for the European market and distribute the same through the existing sales network of Komatsu Forklift.

         In the United States, it is planned that Komatsu Forklift will supply some trucks designed for the specific needs of the US market to Linde, while in Asia, certain engine-driven products of Komatsu Forklift will be produced at Linde's plant in China.

         Further synergies are to be realized by a mutual exchange of industrial truck components.

         The worldwide cooperation must still be approved by the Anti-Trust Authorities.

Outline of Linde AG
-------------------
   Location:                       Wiesbaden, Germany
   Establishment:                  June 1879
   Capitalization:                 Euro305 million
   Sales:                          DM10,738 million (1998)
   President:                      Gerhard Full
   No. of Employees:               33,371
   Line of Business:               Process Engineering and Contracting Division,
                                   Industrial Trucks and Hydraulics Division,
                                   Refrigeration and Shop Equipment Division,
                                   Industrial Gases Division

                                                                           (end)